================================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

(Mark one)                        Form 11-K


[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

 [ ]               TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transaction period from ________ to ________

                         Commission file number 1-7667*

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             Snyder Oil Corporation
                         Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Santa Fe Snyder Corporation
                                   840 Gessner
                              Houston, Texas 77024










* See "Explanatory Note."


================================================================================

                                EXPLANATORY NOTE

          This Annual Report on Form 11-K for the Snyder Oil Corporation Profit Sharing and Savings Plan (the "Plan") is being filed under Santa Fe Snyder Corporation's Commission File Number (1-7667). On May 5, 1999, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 13, 1999, by and between Santa Fe Energy Resources, Inc. and Snyder Oil Corporation ("Snyder"), Snyder merged with and into Santa Fe Energy Resources, Inc. with Santa Fe Energy Resources as the surviving corporation. The name of the surviving corporation was changed to Santa Fe Snyder Corporation (the "Merger"). Pursuant to the Merger Agreement, Santa Fe Snyder Corporation agreed to maintain the existing employee benefit plans of Snyder until such time, if ever, new employee benefit plans were established for the former employees of Snyder. Prior to the merger, filings for the Plan were made under Snyder's Commission File Number (1-10509).

                             Snyder Oil Corporation
                         Profit Sharing and Savings Plan

                                      INDEX
                                      -----

                        December 31, 1998, 1997 and 1996
                        --------------------------------

                                                                         Page(s)
                                                                         -------

Statements of Net Assets Available for Plan Benefits as of
     December 31, 1998 and 1997, and Statements
     of Changes in Net Assets Available for Plan Benefits
     for the Years Ended December 31, 1998, 1997 and 1996..................2 - 6

Notes to Financial Statements.............................................7 - 14

Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1998..................................................15

Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1998.....................................16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Advisory Committee of the
Snyder Oil Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Snyder Oil Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1998, 1997 and 1996. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fort Worth, Texas,
    June 21, 1999

                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                        AS OF DECEMBER 31, 1998



                                                                  Wells Fargo Institutional Trust Company
                                          ------------------------------------------------------------------------------------------
                                                                                                             Short-
                                          S & P 500      Growth        Asset         Money        SOCO    Intermediate International
                                             Stock        Stock      Allocation      Market       Stock       Term         Equity
                                             Fund         Fund         Fund           Fund        Fund        Fund         Fund
                                          -----------  -----------  -----------  ----------- ------------ ------------ -------------

ASSETS:
 Investments, at fair market value-
   S&P 500 Stock Index Fund               $     -      $     -      $     -       $    -      $     -      $     -      $     -
   Capital Class D Fund                         -            -            -            -            -            -            -
   Alliance Quasar Fund                         -            -            -            -            -            -            -
   Ret Preservation Trust Fund                  -            -            -            -            -            -            -
   Corporate Bond Fund                          -            -            -            -            -            -            -
   SOCO Stock Fund                              -            -            -            -            -            -            -
   Davis NY Venture Fund                        -            -            -            -            -            -            -
   Global Allocation Fund                       -            -            -            -            -            -            -
   AIM International Equity Fund                -            -            -            -            -            -            -
   Growth CLD Fund                              -            -            -            -            -            -            -
   Participant Loan Fund                        -            -            -            -            -            -            -
   Cash Fund                                    -            -            -            -            -            -            -
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------

       Total assets                             -            -            -            -            -            -            -
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------


NET ASSETS AVAILABLE
     FOR PLAN BENEFITS                    $     -      $     -      $     -       $    -      $     -      $     -      $     -
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                                   Merrill Lynch Trust Company
                                         --------------------   -------------------------------------------------------------
                                                                                                         Ret
                                          Patina  Participant    S & P 500     Capital    Alliance   Preservation  Corporate
                                          Stock      Loan       Stock Index    Class D     Quasar       Trust        Bond
                                          Fund       Fund          Fund         Fund        Fund        Fund         Fund
                                        --------- -----------   -----------  ----------  ----------  -----------  -----------

ASSETS:
 Investments, at fair market value-
   S&P 500 Stock Index Fund              $   -      $   -        $5,561,434  $    -       $    -      $     -      $     -
   Capital Class D Fund                      -          -             -       3,340,443        -            -            -
   Alliance Quasar Fund                      -          -             -           -        3,026,859        -            -
   Ret Preservation Trust Fund               -          -             -           -            -       1,658,172         -
   Corporate Bond Fund                       -          -             -           -            -            -       1,475,046
   SOCO Stock Fund                           -          -             -           -            -            -            -
   Davis NY Venture Fund                     -          -             -           -            -            -            -
   Global Allocation Fund                    -          -             -           -            -            -            -
   AIM International Equity Fund             -          -             -           -            -            -            -
   Growth CLD Fund                           -          -             -           -            -            -            -
   Participant Loan Fund                     -          -             -           -            -            -            -
   Cash Fund                                 -          -             -           -            -            -            -
                                         --------   --------     ----------  ----------   ----------   ----------   ----------

        Total assets                         -          -         5,561,434   3,340,443    3,026,859   1,658,172     1,475,046
                                         --------   --------     ----------  ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      $   -      $   -        $5,561,434  $3,340,443   $3,026,859  $1,658,172    $1,475,046
                                         ========   ========     ==========  ==========   ==========  ==========    ==========


                                                            Merrill Lynch Trust Company
                                        ------------------------------------------------------------------------------------------
                                                                            AIM
                                           SOCO    Davis NY    Global  International Growth   Participant
                                           Stock   Venture   Allocation   Equity      CLD         Loan       Cash
                                           Fund      Fund       Fund       Fund       Fund        Fund       Fund         Total
                                        ---------- --------- ---------- ---------- ---------  -----------  ---------  ------------

ASSETS:
 Investments, at fair market value-
   S&P 500 Stock Index Fund             $    -     $   -     $   -      $  -       $   -      $    -       $   -      $ 5,561,434
   Capital Class D Fund                      -         -         -         -           -           -           -        3,340,443
   Alliance Quasar Fund                      -         -         -         -           -           -           -        3,026,859
   Ret Preservation Trust Fund               -         -         -         -           -           -           -        1,658,172
   Corporate Bond Fund                       -         -         -         -           -           -           -        1,475,046
   SOCO Stock Fund                       1,228,149     -         -         -           -           -           -        1,228,149
   Davis NY Venture Fund                     -       920,796     -         -           -           -           -          920,796
   Global Allocation Fund                    -         -       488,218     -           -           -           -          488,218
   AIM International Equity Fund             -         -         -       458,032       -           -           -          458,032
   Growth CLD Fund                           -         -         -         -         374,103       -           -          374,103
   Participant Loan Fund                     -         -         -         -           -         152,903       -          152,903
   Cash Fund                                 -         -         -         -           -           -           2,351        2,351
                                        ---------- --------- --------- ---------   ---------   ---------   ---------  -----------

        Total assets                     1,228,149   920,796   488,218   458,032     374,103     152,903       2,351   18,686,506
                                        ---------- --------- --------- ---------   ---------   ---------   ---------  -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                     $1,228,149 $ 920,796 $ 488,218 $ 458,032   $ 374,103   $ 152,903   $   2,351  $18,686,506
                                        ========== ========= ========= =========   =========   =========   =========  ===========

                                The accompanying notes are an integral part of these financial statements.

                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                       AS OF DECEMBER 31, 1997



                                                                   Wells Fargo Institutional Trust Company
                                          ------------------------------------------------------------------------------------------
                                                                                                             Short-
                                          S & P 500      Growth        Asset         Money        SOCO    Intermediate International
                                             Stock        Stock      Allocation      Market       Stock       Term         Equity
                                             Fund         Fund         Fund           Fund        Fund        Fund         Fund
                                          -----------  -----------  -----------  ----------- ------------ ------------ -------------

ASSETS:
 Investments, at fair market value-
   S&P 500 Stock Fund                     $ 5,364,795  $     -      $     -       $    -      $     -      $     -      $     -
   Growth Stock Fund                            -        5,050,851        -            -            -            -            -
   Asset Allocation Fund                        -            -        4,538,476        -            -            -            -
   Money Market Fund                            -            -            -        2,123,175        -            -            -
   Snyder Oil Corporation Stock Fund            -            -            -            -        1,501,432        -            -
   Short-Intermediate Term Fund                 -            -            -            -            -        1,159,354        -
   International Equity Fund                    -            -            -            -            -            -          804,769
   Patina Stock Fund                            -            -            -            -            -            -            -
   Participant loans                            -            -            -            -            -            -            -
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------

       Total assets                         5,364,795    5,050,851    4,538,476    2,123,175    1,501,432    1,159,354      804,769
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------


NET ASSETS AVAILABLE
     FOR PLAN BENEFITS                    $ 5,364,795  $ 5,050,851  $ 4,538,476  $ 2,123,175  $ 1,501,432  $ 1,159,354  $   804,769
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                        -------------------------------------
                                          Patina   Participant
                                          Stock       Loan
                                          Fund        Fund          Total
                                        ---------  ------------ -------------

ASSETS:
 Investments, at fair market value-
   S&P 500 Stock Fund                    $   -      $    -        $ 5,364,795
   Growth Stock Fund                         -           -          5,050,851
   Asset Allocation Fund                     -           -          4,538,476
   Money Market Fund                         -           -          2,123,175
   Snyder Oil Corporation Stock Fund         -           -          1,501,432
   Short-Intermediate Term Fund              -           -          1,159,354
   International Equity Fund                 -           -            804,769
   Patina Stock Fund                       90,781        -             90,781
   Participant loans                         -         316,157        316,157
                                         --------    ---------    -----------

        Total assets                       90,781      316,157     20,949,790
                                         --------    ---------    -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      $ 90,781    $ 316,157    $20,949,790
                                         ========    =========    ===========

                                The accompanying notes are an integral part of these financial statements.

                                                               3


                                                  SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                              FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                               Participant Directed
                                                                     Wells Fargo Institutional Trust Company
                                     -------------------------------------------------------------------------------------------
                                                                                                       Short-
                                       S & P 500     Growth       Asset       Money        SOCO     Intermediate  International
                                         Stock       Stock      Allocation    Market       Stock        Term         Equity
                                         Fund         Fund        Fund        Fund         Fund         Fund          Fund
                                     ------------  -----------  ----------  ----------  ----------  ------------  ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income       $    -       $    -        $   -      $    -      $    -      $    -        $     -
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments        -            -            -           -           -           -              -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                           -            -            -           -           -           -              -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

  Contributions
   Employers                               -            -            -           -           -           -              -
   Participants                            -            -            -           -           -           -              -

  Other Credits
   Conversion in                           -            -            -           -           -           -              -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------
                                           -            -            -           -           -           -              -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

    Total additions                        -            -            -           -           -           -              -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants           -            -            -           -           -           -              -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

    Total deductions                       -            -            -           -           -           -              -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                         -            -            -           -           -           -              -

TRANSFERS BETWEEN FUNDS               (4,429,817)  (3,747,000)  (3,776,090) (1,845,856) (1,501,232)   (999,703)      (189,369)

TRANSFERS TO PATINA FUND                (934,978)  (1,303,851)    (762,386)   (277,319)       (200)   (159,651)      (615,400)

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year           5,364,795    5,050,851    4,538,476   2,123,175   1,501,432   1,159,354        804,769
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                $    -       $    -       $    -      $    -      $    -      $    -        $     -
                                      ==========   ==========   ==========  ==========  ==========  ==========    ===========


                                                                                   Participant Directed
                                                                                Merrill Lynch Trust Company
                                     ---------------------   -------------------------------------------------------------
                                                                                                     Ret
                                      Patina  Participant    S & P 500      Capital    Alliance   Preservation  Corporate
                                       Stock      Loan       Stock Index    Class D     Quasar       Trust        Bond
                                       Fund       Fund          Fund         Fund        Fund        Fund         Fund
                                     --------- -----------   -----------   ----------  ----------  -----------  -----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income      $   -      $   -         $  255,075   $  214,505  $  115,479   $   89,954   $  143,912
   Net realized and unrealized
   appreciation (depreciation) in
   fair market value of investments      -          -          1,001,084       (1,156)   (181,246)       -         (199,024)
                                     ---------  ---------     ----------   ----------  ----------   ----------   ----------
                                         -          -          1,256,159      213,349     (65,767)      89,954      (55,112)
                                     ---------  ---------     ----------   ----------  ----------   ----------   ----------

  Contributions
   Employers                             -          -            190,293       86,944      70,136       36,619       88,908
   Participants                          -          -            341,898      148,866     112,654      304,697      111,599

  Other Credits
   Conversion in                         -          -          4,467,721    3,832,928   3,727,347    1,856,394    1,009,935
                                     ---------  ---------     ----------   ----------  ----------   ----------   ----------

                                         -          -          4,999,912    4,068,738   3,910,137    2,197,710    1,210,442
                                     ---------  ---------     ----------   ----------  ----------   ----------   ----------

  Total additions                        -          -          6,256,071    4,282,087   3,844,370    2,287,664    1,155,330
                                     ---------  ---------     ----------   ----------  ----------   ----------   ----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants         -          -            524,613      372,154     274,613      252,755      207,511




    Total deductions                     -          -            524,613      372,154     274,613      252,755      207,511

                                     ---------  ---------     ----------   ----------  ----------   ----------   ----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       -          -          5,731,458    3,909,933   3,569,757    2,034,909      947,819

TRANSFERS BETWEEN FUNDS                 (4,344)  (191,330)      (170,024)    (569,490)   (542,898)    (376,737)     527,227

TRANSFER TO PATINA FUND                (86,437)  (124,827)         -            -           -            -            -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year            90,781    316,157          -            -           -            -            -
                                     ---------  ---------     ----------   ----------  ----------   ----------   ----------


NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year               $   -      $   -         $5,561,434   $3,340,443  $3,026,859   $1,658,172   $1,475,046
                                     =========  =========     ==========   ==========  ==========   ==========   ==========

                                                                                 Participant Directed
                                                                                Merrill Lynch Trust Company
                                        ------------------------------------------------------------------------------------------
                                                                             AIM
                                           SOCO     Davis NY    Global   International Growth   Participant
                                           Stock    Venture   Allocation    Equity      CLD         Loan       Cash
                                           Fund       Fund       Fund        Fund       Fund        Fund       Fund        Total
                                        ----------  --------- ----------  ---------- ----------  -----------  ---------  ----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income         $   23,351  $  21,390  $  49,124  $   7,051  $   5,518  $      (2)   $    845   $   926,202
   Net realized and unrealized
   appreciation (depreciation) in
   fair market value of investments       (361,100)    11,384    (68,222)    19,072    (51,936)      -          -           168,856
                                        ----------  ---------  ---------  ---------  ---------  ---------   ---------   -----------
                                          (337,749)    32,774    (19,098)    26,123    (46,418)        (2)        845     1,095,058
                                        ----------  ---------  ---------  ---------  ---------  ---------   ---------   -----------

  Contributions
   Employers                                75,906    150,512     58,026     52,315    131,983       -           -          941,642
   Participants                            132,642    253,453     73,114     72,733    191,566       -           -        1,743,222

  Other Credits
   Conversion in                         1,416,709      -           -       189,370      -        219,595        -       16,719,999
                                        ----------  ---------  ---------  ---------  ---------  ---------   ---------   -----------

                                         1,625,257    403,965    131,140    314,418    323,549    219,595        -       19,404,863
                                        ----------  ---------  ---------  ---------  ---------  ---------   ---------   -----------

  Total additions                        1,287,508    436,739    112,042    340,541    277,131    219,593         845    20,499,921
                                        ----------  ---------  ---------  ---------  ---------  ---------   ---------   -----------




DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants            75,691     53,590     14,711      4,357     15,426     19,500      (1,506)    1,813,415




    Total deductions                        75,691     53,590     14,711      4,357     15,426     19,500      (1,506)    1,813,415
                                        ----------  ---------  ---------  ---------  ---------  ---------   ---------   -----------


NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       1,211,817    383,149     97,331    336,184    261,705    200,093       2,351    18,686,506

TRANSFERS BETWEEN FUNDS                     16,332    537,647    390,887    121,848    112,398    (47,190)        -     (16,684,741)

TRANSFER TO PATINA FUND                      -          -          -          -          -          -             -      (4,265,049)

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year                 -          -          -          -          -          -             -      20,949,790
                                        ----------  ---------  ---------  ---------  ---------  ---------   ---------   -----------


NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                  $1,228,149  $ 920,796  $ 488,218  $ 458,032  $ 374,103  $ 152,903   $   2,351   $18,686,506
                                        ==========  =========  =========  =========  =========  =========   =========   ===========

                            The accompanying notes are an integral part of these financial statements.



                                                  SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                              FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                               Participant Directed
                                                                     Wells Fargo Institutional Trust Company
                                     -------------------------------------------------------------------------------------------
                                                                                                       Short-
                                       S & P 500     Growth       Asset       Money        SOCO     Intermediate  International
                                         Stock       Stock      Allocation    Market       Stock        Term         Equity
                                         Fund         Fund        Fund        Fund         Fund         Fund          Fund
                                     ------------  -----------  ----------  ----------  ----------  ------------  ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income       $    -       $    -        $   -      $  103,076  $    -      $    -        $     -
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments    1,139,609      229,961      816,245       -         103,146      83,402          1,507
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                       1,139,609      229,961      816,245     103,076     103,146      83,402          1,507
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

  Contributions
   Employers                             171,280      200,866      148,823      99,669      72,986      41,736         30,640
   Participants                          500,778      438,702      416,173     126,203     134,366      86,887         77,084
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                         672,058      639,568      564,996     225,872     207,352     128,623        107,724
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


    Total additions                    1,811,667      869,529    1,381,241     328,948     310,498     212,025        109,231
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants         489,760      453,146      414,099     234,259      87,887     179,335        118,200
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

    Total deductions                     489,760      453,146      414,099     234,259      87,887     179,335        118,200
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                     1,321,907      416,383      967,142      94,689     222,611      32,690         (8,969)

TRANSFERS BETWEEN FUNDS                  738,234     (526,426)    (236,339)    413,261    (223,448)   (202,682)       (18,006)

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year           3,304,654    5,160,894    3,807,673   1,615,225   1,502,269   1,329,346        831,744
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                $5,364,795   $5,050,851   $4,538,476  $2,123,175  $1,501,432  $1,159,354    $   804,769
                                      ==========   ==========   ==========  ==========  ==========  ==========    ===========



                                     --------------------------------------

                                       Patina     Participant
                                        Stock        Loan
                                         Fund         Fund         Total
                                     ------------  -----------  -----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income      $     -       $   34,435    $  137,511
   Net realized and unrealized
   appreciation (depreciation) in
   fair market value of investments      (21,129)       -         2,352,741
                                     -----------   ----------   -----------

                                         (21,129)      34,435     2,490,252
                                     -----------   ----------   -----------

  Contributions
   Employers                               -            -           766,000
   Participants                            -            -         1,780,193
                                     -----------   ----------   -----------

                                           -            -         2,546,193
                                     -----------   ----------   -----------

                                         (21,129)      34,435     5,036,445
                                     -----------   ----------   -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants           5,231       72,841     2,054,758
                                     -----------   ----------   -----------

    Total deductions                       5,231       72,841     2,054,758
                                     -----------   ----------   -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       (26,360)     (38,406)    2,981,687

TRANSFERS BETWEEN FUNDS                  (25,076)      80,482         -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year             142,217      274,081    17,968,103
                                     -----------   ----------   -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year               $    90,781   $  316,157   $20,949,790
                                     ===========   ==========   ===========

                             The accompanying notes are an integral part of these financial statements.



                                                  SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                              FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                               Participant Directed
                                     -------------------------------------------------------------------------------------------
                                                                                                       Short-
                                       S & P 500     Growth       Asset       Money        SOCO     Intermediate  International
                                         Stock       Stock      Allocation    Market       Stock        Term         Equity
                                         Fund         Fund        Fund        Fund         Fund         Fund          Fund
                                     ------------  -----------  ----------  ----------  ----------  ------------  ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income       $    -       $    -        $   -      $   70,230  $    -      $    -        $     -
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments      586,317      533,200      385,073       -         530,358      30,110         14,399
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                         586,317      533,200      385,073      70,230     530,358      30,110         14,399
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

  Contributions
   Employers                             230,266      333,766      223,038     149,668      79,129      97,993         57,140
   Participants                          253,691      350,393      267,045     205,031     111,913     102,585         25,291
   Transfer of Plan Assets               139,244      696,351      167,976     100,916       -          51,121         69,114
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                         623,201    1,380,510      658,059     455,615     191,042     251,699        151,545
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


    Total additions                    1,209,518    1,913,710    1,043,132     525,845     721,400     281,809        165,944
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


DEDUCTIONS FROM NET ASSET
 ATTRIBUTED TO:
   Distributions to participants         291,825      457,557      339,110     542,771      91,820     140,684          5,586
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

    Total deductions                     291,825      457,557      339,110     542,771      91,820     140,684          5,586
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       917,693    1,456,153      704,022     (16,926)    629,580     141,125        160,358

TRANSFERS BETWEEN FUNDS                 (165,797)     (59,562)  (1,102,820)    364,711     296,228     (25,993)       671,386

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year           2,552,758    3,764,303    4,206,471   1,267,440     576,461   1,214,214          -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                $3,304,654   $5,160,894   $3,807,673  $1,615,225  $1,502,269  $1,329,346    $   831,744
                                      ==========   ==========   ==========  ==========  ==========  ==========    ===========



                                     --------------------------------------

                                        Patina     Participant
                                         Stock        Loan
                                         Fund         Fund         Total
                                     ------------  -----------  -----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income      $     -       $   28,589    $   98,819
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments       38,518       -          2,117,975
                                     -----------   ----------   -----------

                                          38,518       28,589     2,216,794
                                     -----------   ----------   -----------

  Contributions
   Employers                               -            -         1,171,000
   Participants                            -            -         1,315,949
   Transfer of Plan Assets               106,191       36,934     1,367,847
                                     -----------   ----------   -----------

                                         106,191       36,934     3,854,796
                                     -----------   ----------   -----------

                                         144,709       65,523     6,071,590
                                     -----------   ----------   -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants           2,492       39,807     1,911,652
                                     -----------   ----------   -----------

    Total deductions                       2,492       39,807     1,911,652
                                     -----------   ----------   -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       142,217       25,716     4,159,938

TRANSFERS BETWEEN FUNDS                    -           21,847         -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year               -          226,518    13,808,165
                                     -----------   ----------   -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year               $   142,217   $  274,081   $17,968,103
                                     ===========   ==========   ===========



                               The accompanying notes are an integral part of these financial statements.


             SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)   DESCRIPTION OF THE PLAN
      -----------------------

The following description of the Snyder Oil Corporation Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective May 5, 1999, Snyder Oil Corporation ("SOCO") merged with Santa Fe Energy Resources, Inc. ("Santa Fe") and the combined entity changed its name to Santa Fe Snyder Corporation ("SFS"). Immediately after the merger, the Snyder Oil Corporation Profit Sharing and Savings Plan assets were merged with the Santa Fe 401(k) Plan assets and SFS became the Plan Administrator for the combined plan. Prior to the merger, both Plan Agreements were reviewed by independent counsel to ensure that benefits were not reduced for the Plan participants.

After the Plan merger, Putnam Investments became the investment manager, record-keeper and trustee for all Plan assets. Each share of SOCO stock held in the Plan was exchanged immediately after the merger for 2.05 shares of SFS stock, all mutual and collective trust funds were mapped to similar Putnam Funds and loan balances were transferred for all active participants.

General
-------

The Plan is a defined contribution profit sharing and 401(k) savings plan adopted on January 1, 1983, for the benefit of eligible employees of SOCO. In 1996, the Plan was amended and restated to allow for more than one employer and to comply with the Small Business Job Protection Act of 1996. The Plan is administered by the Plan's advisory committee composed of three employees approved by the SOCO Board of Directors. Employees become eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes four months of service. The entry dates for the Plan were January 1 and July 1. On May 19, 1998, the entry requirements of the Plan were amended to allow eligible employees to participate on the first January 1, April 1, July 1 or October 1 after completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to 1996, SOCO owned stock of DelMar Petroleum, Inc. ("DelMar"). During 1996, SOCO acquired the remaining outstanding stock of DelMar. Effective October 31, 1996, the assets of the DelMar 401(k), which was originally established January 13, 1992, were merged into the Plan.

Patina Oil and Gas Corporation ("Patina"), a 74 percent owned SOCO affiliate and the successor entity to Gerrity Oil and Gas Corporation ("Gerrity"), adopted the Plan for the benefit of its eligible employees and effective August 16, 1996, the Gerrity 401(k) Plan assets were merged into the Plan. In October 1997, SOCO sold its interest in Patina. As such, in January 1998, Plan assets of $4.3 million attributable to Patina employees were transferred out of the Plan to a separate plan to be administered by Patina.

Prior to January 1998, Barclays Global Investors served as the Trustee of the Plan. Effective January 1998, SOCO designated Merrill Lynch Trust Company as the Trustee of the Plan upon their acquisition of Barclays Global Investors.

The Plan allows participants several investment options in which to invest their individual and employer contribution accounts which can be changed at anytime throughout the year. Investment income is allocated to participants based upon the ratio of their participant account balance to the total participants' accounts in a manner defined by the Plan agreement.

Participant Contributions
-------------------------

Subject to certain maximum limitations imposed by the Internal Revenue Code, a participant can elect to contribute to the Plan up to 15 percent of his or her annual pretax compensation. In 1998, the Plan was amended whereby a participant can change the applicable percentage or completely suspend his or her annual contributions effective at the beginning of any calendar year quarter in accordance with the Plan. The Plan also allows employees to "rollover" contributions from another qualified plan to the Plan.

Employer Contributions
----------------------

Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by the SOCO Board of Directors. Employer contributions are allocated to participants independently based upon annual compensation in a manner defined by the Plan agreement. Contributions are allocated in accordance with permitted disparity provisions of Internal Revenue Code Section 401(l) not to exceed the sum of 5.7 percent of the participant's eligible salary not exceeding the Federal Insurance Contributions Act (FICA) taxable wage base, as defined, and 11.4 percent of eligible salary in excess of the FICA taxable wage base, as defined. Eligible salary excludes overtime and bonuses. Effective with the merger on May 5, 1999, the SOCO Compensation Committee approved an interim Company contribution to the SOCO Plan whereby all active plan participants received a contribution equal to a minimum of seven percent of employee earnings through April 30, 1999.

Vesting
-------

Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 40 percent vested after two years, 80 percent after three years and 100 percent after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan, or upon death or total disability of the participant. Effective with the merger, all company contributions made on, or prior to, May 5, 1999, and any related earnings, became 100 percent vested.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options.

a. RET PRESERVATION TRUST FUND. Invests primarily in U.S. government obligations, investment contracts and other high-quality securities. Has low volatility and low earnings potential.

b. CORPORATE BOND FUND. Invests in domestic and foreign fixed income securities generally rated at or below BBB by Standard & Poor's Rating Group.

c. CAPITAL CLASS D FUND. Invests in a changing mix of stocks, bonds and cash equivalents. Aims for a high level of total return over the long term, consistent with reasonable risk.

d. GLOBAL ALLOCATION FUND. Invests in a varying mix of U.S. and foreign equity, debt and money market securities in order to benefit from shifts in the relative performance of different capital markets.

e. S&P 500 STOCK INDEX FUND. Invests in the companies included in the Standard & Poor's 500 Index. Aims to match the returns of that Index before fees and expenses.

f. ALLIANCE QUASAR FUND. Invests in the stocks of small and medium-sized companies that the fund manager believes have potential for above-average, long-term capital appreciation. Has strong earnings potential accompanied by strong volatility potential.

g. DAVIS NY VENTURE FUND. Invests in large capital stocks identified as being value priced with the potential for long-term growth.

h. GROWTH CLD FUND. Invests in large capital securities that have been identified as having the potential of being undervalued at the market purchase price.

i.     SOCO STOCK FUND.  Invests in Snyder Oil Corporation Stock.

j. AIM INTERNATIONAL EQUITY FUND. Invests in stocks of large companies in foreign countries, including France, the United Kingdom, Germany and Japan. The fund return tracks the European Australia Far East (EAFE) Index and may fluctuate significantly in response to changes in currency rates as well as the factors that affect stock funds generally.

Forfeitures
-----------

The nonvested amounts in a participant's Employer contribution account are forfeited to the Plan upon termination. Such forfeitures are allocated to the remaining participants based upon annual compensation in a manner defined by the Plan agreement. These forfeitures do not reduce the Employer contribution. Forfeitures of $44,661 and $77,615 were allocated to remaining participants for the years ended 1998 and 1997 respectively.

Distributions
-------------

Distribution of the participant's entire account becomes due upon retirement, at or after age 55, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Loans
-----

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds to the Participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the Participant's account and bear interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Interest rates range from 8.5 percent to 11.75 percent. Principal and interest are paid through monthly payroll deductions. After the May 5, 1999 merger, loan balances were transferred for all active participants to Putnam Investments.

Federal Income Taxes
--------------------

The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

Plan Termination
----------------

Although it has expressed no intention to do so, the Employer may suspend or discontinue contributions under the Plan and have reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan document and ERISA.

However, though the Plan did not terminate, effective May 5, 1999, SOCO merged with Santa Fe and the combined entity changed its name to Santa Fe Snyder Corporation. Immediately after the merger, the SOCO Plan assets and Santa Fe Snyder Corporation became the Plan Administrator for the combined Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       ------------------------------------------

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments
-----------

The Plan's investments are held by and administered by the Trustee, and are recorded at fair market value as determined by market quotations. Investments are accounted for on the GAAP preferred trade date.

Individual investments with a fair market value greater than five percent of total net assets available for plan benefits consisted of the following fair values:

                                                                                       December 31,
                                                                            -----------------------------------
                                                                                  1998                1997
                                                                            --------------       --------------

         S & P 500 Stock Index Fund (S&P 500 Stock Fund)                    $    5,561,434       $    5,364,795
         Capital Class D Fund (Asset Allocation Fund)                             3,340,443            4,538,476
         Alliance Quasar Fund (Growth Stock Fund)                                3,026,859            5,050,851
         Ret Preservation Trust Fund (Money Market Fund)                         1,658,172            2,123,175
         Corporate Bond Fund (Short-Intermediate Term Fund)                      1,475,046            1,159,354
         SOCO Stock Fund (SOCO Stock Fund)                                       1,228,149            1,501,432

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for plan benefits with fund information for the years ended December 31, 1998, 1997 and 1996, consisted of the following:

                                                                     Net Appreciation (Depreciation)
                                                       --------------------------------------------------------
                                                             1998                 1997                 1996
                                                       ---------------      --------------       --------------

         Marketable equity securities                  $       798,358      $    1,371,077       $    1,133,916
         U.S. Government and corporate debt
               securities and bonds                           (199,024)             83,402               30,110
         Capital Class D Fund (Asset Allocation Fund)           (1,156)            816,245              385,073
         Global Allocation Fund                                (68,222)             -                    -
         Snyder Oil Corporation Stock Fund                    (361,100)            103,146              530,358
         Patina Oil Corporation Stock Fund                      -                  (21,129)              38,518
                                                       ---------------      ---------------      --------------

               Net realized and unrealized
                    appreciation in fair
                    value of investments               $       168,856      $    2,352,741       $    2,117,975
                                                       ===============      ==============       ==============

The Capital Class D Fund and Global Allocation Fund invests in a changing mix of stocks, bonds and money market securities. At December 31, 1998, the mix for the Capital Class D Fund was 63 percent in equity securities, 33 percent in bonds and four percent in money market securities compared to equity securities of 49 percent, bonds of 47 percent and money market securities of four percent for the Global Allocation Fund. From the financial information available, it is not possible to determine the net realized and unrealized appreciation (depreciation) in each type of investment (i.e., stocks).

In accordance with Department of Labor regulations, realized gains (losses) on Plan assets sold during the year are calculated as the excess of sales price over the fair market value of the assets at the beginning of the plan year in which the asset is sold.

Cost of Administration
----------------------

The Employer has paid for the majority of the expenses related to the administration of the Plan, but is not obligated to do so. The Employer will not require reimbursement for these expenses. Any such expenses not paid by the Employer shall be paid from the Plan assets. Administrative expenses for the Plan were $15,638 and $25,979 for 1998 and 1997, respectively.

Distributions to be Paid
------------------------

As discussed in Note 1, participants are entitled to receive the balance of their individual contribution account plus their vested interest in their employer contribution account upon termination, retirement or death. However, if their total vested balance exceeds $5,000 as defined in the Plan agreement, they may elect to continue to invest it through the Plan. Distributions that former employees are entitled to by fund at December 31, 1998 and 1997, are as follows:

                                                                                         December 31,
                                                                            -----------------------------------
                                                                                  1998                1997
                                                                            --------------       --------------

         S&P 500 Stock Index Fund (S&P 500 Stock Fund)                      $    2,125,913       $    1,562,507
         Capital Class D Fund (Asset Allocation Fund)                            1,410,350            1,313,463
         Alliance Quasar Fund (Growth Stock Fund)                                1,189,876            1,460,326
         Ret Preservation Trust Fund (Money Market Fund)                           153,803              363,646
         Corporate Bond Fund (Short-Intermediate Term Fund)                        487,023              544,061
         SOCO Stock Fund (SOCO Stock Fund)                                         193,205              264,939
         Davis NY Venture Fund                                                     157,347                 -
         Global Allocation Fund                                                     70,355                 -
         AIM International Equity Fund (International Equity Fund)                  62,143               44,107
         Growth CLD Fund                                                            90,046                 -
         Patina Stock Fund                                                            -                     662
                                                                            --------------       --------------
                                                                            $    5,940,061       $    5,553,711
                                                                            ==============       ==============

Distributions are deducted from Net Assets Available for Plan Benefits when paid. As such, no accrual is provided for distributions to be paid.

(3)    RECONCILIATION TO FORM 5500
       ---------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                          December 31,
                                                                                              1998
                                                                                        ----------------

         Net assets available for benefits per the financial statements                 $     18,686,506

         Benefit obligations currently payable                                                   (19,141)
                                                                                        ----------------
         Net assets available for benefits per the Form 5500                            $     18,667,365
                                                                                        ================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                           Year Ended
                                                                                          December 31,
                                                                                              1998
                                                                                        ----------------

         Benefits paid to participants per the financial statements                     $      1,813,415

         Add-Amounts currently payable at December 31, 1998                                       19,141
                                                                                        ----------------

         Benefits paid to participants per the Form 5500                                $      1,832,556
                                                                                        ================

Amounts  currently  payable  to  or  for  the  participants,   dependents,   and
beneficiaries are recorded on the Form 5500 for benefit claims prior to December 31, 1998, but not yet paid as of that date.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      SNYDER OIL CORPORATION PROFIT
                                      SHARING AND SAVINGS PLAN


                                  By  /s/ Mark A. Jackson
                                      -------------------
                                      Mark A. Jackson, Executive Vice President
                                      and Chief Financial Officer

























June 28, 1999

                                                                                                         SCHEDULE I

                                  SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                        ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
                                               HELD FOR INVESTMENT PURPOSES

                                                  AS OF DECEMBER 31, 1998

                                                       EIN: 75-2306158
                                                    Plan Number: 2-00597

 (a)                         (b)                               (c)                        (d)                  (e)
                         Identity of                      Description of                                     Current
                        Issue, Borrower                      Investment                   Cost                Value
------  -------------------------------------    --------------------------------    ---------------     ---------------

*       Merrill Lynch Trust Company              S & P 500 Stock Index Fund,             $ 4,716,278         $ 5,561,434
                                                        $15.30 Net Asset Value
*       Merrill Lynch Trust Company              Capital Class D Fund,                     3,364,272           3,340,443
                                                        $34.36 Net Asset Value
*       Merrill Lynch Trust Company              Alliance Quasar Fund,                     3,249,016           3,026,859
                                                        $25.00 Net Asset Value
*       Merrill Lynch Trust Company              Ret Preservation Trust Fund,              1,658,172           1,658,172
                                                        $1.00 Net Asset Value
*       Merrill Lynch Trust Company              Corporate Bond Fund,                      1,662,141           1,475,046
                                                        $6.96 Net Asset Value
*       Snyder Oil Corporation                   SOCO Stock Fund,                          1,580,421           1,228,149
                                                        $.01 par value
*       Merrill Lynch Trust Company              Davis NY Venture Fund,                      904,579             920,796
                                                        $25.01 Net Asset Value
*       Merrill Lynch Trust Company              Global Allocation Fund,                     555,063             488,218
                                                        $12.60 Net Asset Value
*       Merrill Lynch Trust Company              AIM International Equity Fund,              438,310             458,032
                                                        $18.61 Net Asset Value
*       Merrill Lynch Trust Company              Growth CLD Fund,                            422,849             374,103
                                                        $21.46 Net Asset Value
*       Participant Loans                        Loans to Participants, Interest Rates          -                153,903
                                                        ranging from 8.5% to 11.75%
*       Merrill Lynch Trust Company              Cash Fund                                     2,351               2,351
                                                                                        ------------        ------------


                                                                                        $ 18,553,452        $ 18,687,506
                                                                                        ============        ============







*  Column (a) indicates each identified person/entity known to be a party-in-interest.




                                      This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor
                                              Rules and Regulations for Reporting and Disclosure.

                                                                                      SCHEDULE II



                                 SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                              ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                                         FOR THE YEAR ENDED DECEMBER 31, 1998

                                                   EIN: 75-2306158
                                                Plan Number: 2-00597

                                                                  Number  Number
                                                                    of      of    Purchase      Selling     Cost of        Net
 Identity of Party Involved       Description of Asset          Purchases Sales    Price        Price       Asset          Gain
----------------------------  --------------------------------  --------- ------ ----------  ----------- ------------  ------------

INDIVIDUAL TRANSACTIONS:

*Snyder Oil Corporation        SOCO Stock Fund ($.01 par value)      1           $1,416,709   $    -      $1,416,709     $    -
*Merrill Lynch Trust Company   Ret Preservation Trust Fund           1            1,856,394        -       1,856,394          -
*Merrill Lynch Trust Company   Capital Class D Fund                  1            3,832,929        -       3,832,929          -
*Merrill Lynch Trust Company   S&P 500 Stock Index Fund              1            4,467,721        -       4,467,721          -
*Merrill Lynch Trust Company   Alliance Quasar Fund                  1            3,727,347        -       3,727,347          -

SERIES OF TRANSACTIONS:

*Merrill Lynch Trust Company   SOCO Stock Fund ($.01 par value)     52            1,702,159        -       1,702,159          -
*Merrill Lynch Trust Company   Ret Preservation Trust Fund          85            2,905,550        -       2,905,550          -
*Merrill Lynch Trust Company   Ret Preservation Trust Fund                   42        -      1,247,378    1,247,378          -

*Merrill Lynch Trust Company   Capital Class D Fund                 44            4,347,584        -       4,347,584          -
*Merrill Lynch Trust Company   Corporate Bond Fund                  55            1,961,090        -       1,961,090          -
*Merrill Lynch Trust Company   S&P 500 Stock Index Fund             61            5,889,959        -       5,889,959          -
*Merrill Lynch Trust Company   S&P 500 Stock Index Fund                      37        -      1,264,007    1,116,914       147,093
*Merrill Lynch Trust Company   Alliance Quasar Fund                 49            4,180,544        -       4,180,544          -





* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 1998.



 This supplemental schedule lists all individual transactions and series of transactions in excess of 5% of the Plan assests at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 21, 1999, included in this Form 11-K for the year ended December 31, 1998, into Santa Fe Snyder Corporation's previously filed Registration Statement No. 333-78265.





                                                ARTHUR ANDERSEN LLP





Fort Worth, Texas
    June 28, 1999